UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 25, 2022

LEGATO MERGER CORP. II

(Exact Name of Registrant as Specified in Charter)

Delaware	001-41090	85-1783294
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

777 Third Avenue, 37th Floor

New York, NY 10017

(Address of Principal Executive Offices) (Zip Code)

(212) 319-7676

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of common stock and one-half of one redeemable warrant	LGTOU	The Nasdaq Stock Market LLC
Common stock, par value $0.0001 per share	LGTO	The Nasdaq Stock Market LLC
Redeemable warrants, exercisable for common stock at an exercise price of $11.50 per share	LTGOW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On May 25, 2022, Legato Merger Corp. II, a Delaware corporation (“Legato”), Legato Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Legato (“Merger Sub”), and Southland Holdings LLC, a Texas limited liability company (“Southland” or the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Pursuant to the Merger Agreement, upon the closing (“Closing”) of the transactions contemplated by the Merger Agreement (the “Transactions”), Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving entity of the Merger (“Surviving Company”) and becoming a wholly-owned subsidiary of Legato. In connection therewith, the members of the Company (“Company Members”) will receive shares of common stock, par value $0.0001 per share, of Legato (“Legato Common Stock”) and cash as described herein in exchange for all the outstanding limited liability company membership interests of the Company (“Company Membership Interests”).

The Company is one of the largest construction companies in North America. Based in Grapevine, Texas, the Company is the parent company of Johnson Bros. Corporation, American Bridge Company, Oscar Renda Contracting, Southland Contracting, Mole Constructors, and Heritage Materials. With the combined capabilities of these six subsidiaries, the Company has become one of the largest and most diversified industry leaders. The Company’s groups serve the transportation, tunneling, heavy civil, bridges and structures, water treatment facilities and conveyance, alternate delivery, and engineering markets.

The Closing is expected to occur in the second half of 2022, following receipt of the required Legato Stockholder Approval (as defined below), Company Member Approval (as defined below) and the fulfilment of certain other conditions set forth in the Merger Agreement and described in this Current Report on Form 8-K.

Merger Agreement

Conversion of Company Securities

Pursuant to the Merger Agreement, at the Effective Time (as defined below), by virtue of the Merger and without any further action on the part of the parties to the Merger Agreement, each Company Membership Interest (expressed as a percentage) issued and outstanding immediately before the effective time of the Merger (the “Effective Time”) will be converted into and become the right to receive (I) a number of shares of Legato Common Stock (the “Per Membership Interest Merger Consideration”) equal to (a) (i) $343,000,000 divided by (ii) $10.15, multiplied by (b) such Company Member’s percentage of all Company Membership Interests issued and outstanding immediately prior to the Effective Time (i.e., 100%), (II) the right to receive a number of shares of Legato Common Stock (the “Earnout Merger Consideration”) equal to (a) (i) $105,000,000 divided by (ii) $10.15, multiplied by (b) such Company Member’s percentage of all Company Membership Interests issued and outstanding immediately prior to the Effective Time, upon the achievement of certain targets described below and (III) an amount of cash (the “Cash Consideration” and together with the Per Membership Interest Merger Consideration and Earnout Merger Consideration, the “Merger Consideration”) equal to (a) $50,000,000 multiplied by (b) such Company Member’s percentage of all Company Membership Interests issued and outstanding immediately prior to the Effective Time (i.e., 100%); provided, however, that in lieu of receiving all or part of the Cash Consideration, up to $50,000,000 of cash held by the Company or its subsidiaries may be distributed to the Company Members, or to such other persons as instructed by the Company Members, if either (1) there is not sufficient funds in Legato’s trust fund established in connection with its initial public offering to pay such amount in cash or (2) the Company elects, in its sole discretion, to make such dividend at or prior to the Closing. For the avoidance of doubt, the Company may elect, in its sole discretion, but shall not be obligated, to distribute any cash held by the Company or its subsidiaries to the Company Members, or to such other persons as instructed by the Company Members, up to a maximum of $50,000,000, if there is not sufficient funds in Legato’s trust fund established in connection with its initial public offering to pay the Cash Consideration in cash. Any cash paid as a dividend on or prior to the Closing pursuant to such provision shall reduce the Cash Consideration payable to the Company Members at Closing by a like amount.

Earnout Consideration

The Merger Agreement provides for the payment of up to an aggregate of 10,344,828 additional shares of Legato Common Stock as earnout consideration as described below. As used in the following discussion of the earnout consideration, “Adjusted EBITDA” means, for the applicable fiscal year, using results and expenses taken from the audited financial statements of Legato and its subsidiaries, including but not limited to the Company and its affiliates, on a consolidated basis, but excluding any results attributable to businesses acquired after the date of the Merger Agreement except for certain permitted acquisitions, the following calculation: income before provision for income taxes, plus interest expense, less interest income, plus depreciation and amortization, plus any expenses arising solely from the Merger charged to income in such fiscal year, including but not limited to filing fees borne by the Company with respect to the Registration Statement (as defined below) and notifications required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), plus expenses relating to certain incentive compensation arrangements. In addition, any Legato or Merger Sub expenses incurred prior to or at the Closing that are included in Legato’s 2022 income statement will be excluded for purposes of Adjusted EBITDA calculation. For the purposes of calculating Adjusted EBITDA for the fiscal year of Legato ending December 31, 2022, Adjusted EBITDA shall be calculated after giving pro forma effect to the Merger as if the Merger was consummated on the first day of such fiscal year.

If, for the fiscal year of Legato ending December 31, 2022, Legato has Adjusted EBITDA equal to or greater than $125,000,000 (the “2022 Base Target”), Legato shall issue to the holders of Company Membership Interests outstanding immediately prior to the Effective Time, in the aggregate, 3,448,276 shares of Legato Common Stock; provided that if Legato has Adjusted EBITDA equal to or greater than $145,000,000 (the “2022 Bonus Target”), then the aggregate number of shares of Legato Common Stock to be issued to the holders of Company Membership Interests shall be increased to 5,172,414 shares; and

If, for the fiscal year of Legato ending December 31, 2023, Legato has Adjusted EBITDA equal to or greater than $145,000,000 (the “2023 Base Target”), Legato shall issue to the holders of Company Membership Interests outstanding immediately prior to the Effective Time, in the aggregate, 3,448,276 shares of Legato Common Stock; provided that if Legato has Adjusted EBITDA equal to or greater than $165,000,000 (the “2023 Bonus Target”), then the aggregate number of shares of Legato Common Stock to be issued to the holders of Company Membership Interests shall be increased to 5,172,414 shares.

For avoidance of doubt, the earnout targets set forth above and the number of shares of Legato Common Stock issuable pursuant thereto shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combinations, exchanges of shares or other like changes or transactions with respect to the Legato Common Stock occurring on or after the Closing (other than the transactions contemplated by the Merger Agreement).

Directors and Officers

The board of directors of Legato following the Closing (the “Legato Board”) initially will have seven members, with five initially designated by the Company, and two initially designated by Legato. Legato shall also have the right to appoint one board observer. Legato shall have a three-tier classified board, with each member of the Legato Board to be designated in one of the three classes as mutually agreed by the Company and Legato.

Representations and Warranties

The Merger Agreement contains representations and warranties of the Company relating to, among other things, organization and qualification; subsidiaries; the authorization, performance and enforceability against the Company of the Merger Agreement; possession of requisite approvals; governmental actions and filings; compliance with laws and existing agreements; capitalization; financial statements; absence of undisclosed liabilities; scheduled indebtedness; absence of certain developments; real property; personal property; condition and sufficiency of assets; intellectual property; information technology systems and data privacy; permits; tax matters; employee benefit plans; labor matters; environmental matters; contracts; customers and suppliers; affiliate transactions; litigation; insurance; brokers; restrictions on business activities; and anti-corruption matters.

The Merger Agreement contains representations and warranties of Legato and Merger Sub relating to, among other things, organization and qualification; subsidiaries; the authorization, performance and enforceability against Legato and Merger Sub of the Merger Agreement; governmental actions and filings; compliance with laws and existing agreements; Legato’s lack of an operating history; capitalization; reports filed with the Securities and Exchange Commission (“SEC”), financial statements, and compliance with the Sarbanes-Oxley Act; absence of undisclosed liabilities; disclosure controls and procedures; absence of certain changes; trust fund; real property, personal property, and intellectual property, respectively; tax matters; employees and employee benefit plans; contracts; affiliate transactions; litigation; listing on the Nasdaq stock market (“Nasdaq”); stock to be issued pursuant to the Merger Agreement; brokers; and board approval.

Subject to limited exceptions, the representations and warranties of the parties will not survive the Closing.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to business operations prior to consummation of the Transactions. The parties also agreed to abide by certain exclusivity provisions, to use reasonable best efforts to consummate the Merger, and to provide indemnification and insurance for Legato’s and the Company’s directors and officers. The Merger Agreement also contains additional covenants of the parties, including, among others:

●	Each of Legato and the Company will cooperate in the preparation and filing of a Registration Statement on Form S-4 (the “Registration Statement”), which will include a proxy statement for the solicitation of approval of the adoption of the Merger agreement and the approval of the Transactions and issuance of the shares in the Transactions (the “Proxy Statement/Prospectus”), among other proposals to be considered by Legato’s stockholders and the prospectus for the offer and sale of shares of Legato Common Stock issuable pursuant to the Merger Agreement. The proxy statement will be sent to the holders of Legato Common Stock as soon as practicable following the date on which the Registration Statement is declared effective by the U.S. Securities and Exchange Commission (the “SEC”) (but in any event, within 10 business days following such date) for the purpose of soliciting proxies from holders of Legato Common Stock to vote at the Legato Stockholders’ Meeting (as defined below) in favor of the Legato proposals.

●	Legato will, as promptly as practicable, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Legato Stockholders’ Meeting”) for the purpose of voting upon the Merger and certain related proposals (the “Legato Stockholder Approval”). Legato will hold the meeting as soon as practicable after the date on which the Registration Statement becomes effective. Legato will use its reasonable best efforts to solicit from its stockholders proxies in favor of the approval and adoption of the proposals and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders with respect to the Legato Stockholder Approval.

●	The Company will use its reasonable best efforts to solicit and obtain the approval (the “Company Member Approval”) of the Merger and related transactions, by the requisite number of holders of Company Membership Interests, as promptly as practicable.

●	Legato will adopt an incentive equity plan to be effective as of the Closing.

●	Legato will use reasonable best efforts to ensure Legato remains listed as a public company on, and for the Legato Common Stock and Legato Warrants to continue to be listed on, Nasdaq until the Closing, and Legato will use reasonable best efforts to cause the Legato Common Stock issuable in connection with the Merger to be listed on Nasdaq following the Closing.

●	As soon as reasonably practicable, the Company shall deliver to Legato true and complete copies of the consolidated financial statements (including any related notes thereto) of the Company and its subsidiaries for the fiscal years ended December 31, 2021, 2020, and 2019, respectively, audited in accordance with United States Generally Accepted Accounting Principles (“GAAP”) and applicable securities rules and regulations by a PCAOB auditor (the “Audited Financial Statements”).

Conditions to Closing

Mutual Conditions

The consummation of the Merger and the other transactions contemplated by the Merger Agreement is conditioned upon the following, among other things:

●	The Legato Stockholder Approval and the Company Member Approval having been received by Legato and the Company, respectively;

●	No governmental authority having enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, writ, injunction, determination, order or award which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger;

●	All required waiting periods under the HSR Act, if any, having expired or been terminated, and all other consents, approvals and authorizations from governmental authorities legally required to be made or obtained to consummate the transactions having been made or obtained;

●	Legato having at least $5,000,001 of net tangible assets (after giving effect to redemptions by Legato’s public stockholders) immediately prior to or upon the Closing; and

●	The Registration Statement having become effective in accordance with the provisions of the Securities Act of 1933, as amended (“Securities Act”), no stop order having been issued by the SEC that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order having been threatened or initiated by the SEC which remains pending.

Other Conditions to Legato’s Obligations

The obligations of Legato and Merger Sub to consummate the Transactions are also conditioned upon, among other things:

●	The accuracy of the representations and warranties of the Company (subject to certain bring-down standards);

●	Performance in all material respects of the covenants of the Company required by the Merger Agreement to be performed on or prior to the Closing;

●	All outstanding material indebtedness owed to the Company or its subsidiaries by affiliates or officers, directors, or employees thereof or by any other person designated by the Company who will become an officer, director, or employee of Legato upon the Closing having been repaid in full; all outstanding material guaranties and similar arrangements pursuant to which the Company or any of its subsidiaries has guaranteed the payment or performance of any obligations of any such affiliate or officer, director, or employee, or other person, to a third party having been terminated; and no affiliate of the Company owning any direct equity interests in any company that utilizes in its name or otherwise “Southland” or any derivative thereof;

●	The Company Members having executed lock-up agreements described below;

●	Legato having received the Audited Financial Statements; and

●	Certain employees of the Company having entered into employment agreements with Legato.

Other Conditions to the Company’s Obligations

The obligations of Southland to consummate the Transactions are also conditioned upon, among other things:

●	The accuracy of the representations and warranties of Legato and Merger Sub (subject to certain bring-down standards);

●	Performance in all material respects of the covenants of Legato and Merger Sub required by the Merger Agreement to be performed on or prior to the Closing; and

●	The approval for listing on Nasdaq of Legato Common Stock to be issued in connection with the Transactions, subject, if applicable, to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

Termination

The Merger Agreement may be terminated at any time prior to the Closing as follows:

●	by mutual written consent of Legato and the Company;

●	by either Legato or the Company, if the Effective Time has not occurred on or before March 31, 2023 (the “Outside Date”); provided that this termination right is not available to a party that is in breach or violation of the Merger Agreement and such breach or violation is the primary cause of the failure to close by the Outside Date;

●	by either Legato or the Company, if a governmental authority has enacted, issued, promulgated, enforced or entered any statute, rule, regulation, injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger;

●	by either Legato or the Company, if the Legato Stockholder Approval is not obtained;

●	by either Legato or the Company, if Legato shall not have at least $5,000,001 of net tangible assets either immediately prior to or upon the Closing after giving effect to the exercise by stockholders of their right to redeem the shares of Legato Common Stock held by them for a pro rata share of Legato’s trust account in accordance with Legato’s certificate of incorporation; and

●	by either Legato or Company, if the other party has breached any of its covenants or representations and warranties such that the terminating party’s closing conditions would not be satisfied (subject to a thirty-day cure period), provided that this termination right is not available to a party that is in breach of the Merger Agreement such that the other party’s closing conditions would not be satisfied.

Upon termination of the Merger Agreement, the Merger Agreement will become void, and there will be no liability under the Merger Agreement on the part of any party, except for willful and intentional breach of the Merger Agreement prior to such termination or a party’s actual fraud.

Fees and Expenses

Except as otherwise set forth in the Merger Agreement and other transaction documents, all expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses. Under the Merger Agreement, filing fees payable in compliance with the HSR Act and the SEC registration fee for the shares to be issued to the Company Members in the transaction shall be borne by the Company.

Waivers

Either Legato or Southland may extend the time for performance of any obligation of any other party, waive any inaccuracies in the representations and warranties of any other party contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, and waive compliance with any agreements of any other party or any condition to its own obligations contained in the Merger Agreement. Notwithstanding the foregoing, pursuant to Legato’s amended and restated certificate of incorporation, Legato cannot consummate the proposed business combination if it has less than $5,000,001 of net tangible assets remaining immediately prior to or upon consummation of the Transactions, after taking into account any redemptions of Legato shares held by public stockholders.

The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement, which is attached as an exhibit to this Current Report on Form 8-K and is incorporated herein by reference.

Other Agreements

The following agreements will be entered into concurrently with execution of the Merger Agreement or at or prior to the Closing as specified below.

Company Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, each of the Company Members entered into an agreement (“Company Lock-Up Agreement”) not to transfer the shares of Legato Common Stock received by such Company Member pursuant to the Merger Agreement as Per Membership Interest Merger Consideration until six (6) months from the Closing, subject to certain exceptions. The Company Lock-Up Agreement shall not apply to any shares of Legato Common Stock issued as earnout consideration as described above.

Support Agreement

Concurrently with the execution of the Merger Agreement, certain members of the Company (the “Supporting Members”) entered into a support agreement (“Support Agreement”), pursuant to which each of the Supporting Members agrees to, among other things, vote all of the Company Membership Interests beneficially owned by such Supporting Member in favor of the adoption of the Merger Agreement and the approval of the Merger

The foregoing summaries of the Company Lock-Up Agreement and Support Agreement are qualified in their entirety by reference to the text of the Company Lock-Up Agreement and Support Agreement which are attached as exhibits to this Current Report on Form 8-K and are incorporated herein by reference.

The Merger Agreement, the Company Lock-Up Agreement, and the Support Agreements have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information regarding Legato or the Company or their affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, the Company Lock-Up Agreement, and the Support Agreement and the other documents related thereto, were made only for purposes of such agreements as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, the Company Lock-Up Agreement, and the Support Agreement, as applicable, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Company Lock-Up Agreement and the Support Agreement, as applicable, instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, the Company Lock-Up Agreement and the Support Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger, the Company Lock-Up Agreement and the Support Agreement, as applicable, which subsequent information may or may not be fully reflected in Legato’s public disclosures.

Registration Rights Agreement

At or prior to the Closing, Legato, certain members of the Company, the Initial Stockholders (as defined in the Merger Agreement), and EarlyBirdCapital, Inc. and its designees will execute and deliver an amended and restated registration rights agreement (“Registration Rights Agreement”) in a form to be mutually agreed upon and in substance reasonable and customary for transactions of a similar nature, pursuant to which, among other things, Legato will, within forty-five (45) days after the Closing, file a registration statement on Form S-1 to register for resale under the Securities Act the shares of Legato Common Stock issued or issuable in connection with the Merger, the shares of Legato Common Stock held by the Initial Stockholders or issuable upon the exercise of Parent Warrants (as defined in the Merger Agreement) held by the Initial Stockholders (or their transferees) as of immediately after the Closing, and the shares of Legato Common Stock issued to EarlyBirdCapital, Inc. (and its designees) as compensation in Legato’s initial public offering. The Registration Rights Agreement will supersede the existing registration rights agreement, dated as of November 22, 2021, between Legato and the Initial Stockholders and EarlyBirdCapital, Inc. (and its designees).

Item 7.01 Regulation FD Disclosure.

Press Release

Attached as Exhibit 99.1 to this Current Report on Form 8-K is the press release jointly issued by the parties on May 25, 2022, announcing the Merger and the other transactions contemplated by the Merger Agreement.

Attached as Exhibit 99.2 to this Current Report on Form 8-K is the investor presentation that will be used to discuss the transactions with certain of Legato’s stockholders and other persons interested in purchasing Legato’s securities in connection with the transactions described herein.

The information set forth in this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Cautionary Note Regarding Forward Looking Statements

Neither Legato, the Company, nor any of their respective affiliates makes any representation or warranty as to the accuracy or completeness of the information contained in this Current Report on Form 8-K. This Current Report on Form 8-K is not intended to be all-inclusive or to contain all the information that a person may desire in considering the proposed Transactions discussed herein. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Transactions.

This Current Report on Form 8-K and the exhibits filed or furnished herewith include “forward-looking statements” made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 with respect to the proposed transactions between Legato and the Company, including statements regarding the benefits of the transaction, the anticipated timing of the Transactions, the business of the Company and the markets in which they operate. Actual results may differ from expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words or phrases such as “aspire,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “will be,” “will continue,” “will likely result,” “could,” “should,” “believe(s),” “predicts,” “potential,” “continue,” “future,” “opportunity,” seek,” “intend,” “strategy,” or the negative version of those words or phrases or similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Legato’s and the Company’s expectations with respect to future performance and anticipated financial impacts of the proposed Transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Legato’s and the Company’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: general economic, financial, legal, political and business conditions and changes in domestic markets; the potential effects and impact of the global COVID-19 pandemic; risks related to the business of Southland and the timing of expected business milestones; changes in the assumptions underlying the expectations of Southland regarding its future business; the effects of competition on Southland’ future business; the outcome of any legal proceedings that may be instituted against Legato, Southland, the combined company or others following the announcement of the proposed Transactions and any definitive agreements with respect thereto; the inability to complete the proposed Transactions, including, without limitation, the inability obtain approval of the stockholders of Legato or to satisfy other conditions to closing; the ability to meet stock exchange listing standards in connection with and following the consummation of the proposed Transactions; the risk that the proposed Transactions disrupt current plans and operations of Southland or Legato as a result of the announcement and consummation of the proposed Transactions; the ability to recognize the anticipated benefits of the proposed Transactions, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the proposed Transactions; changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed Transactions; the parties’ estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties set forth in the filings made by Legato with the SEC, including the proxy statement/prospectus that will be filed relating to the proposed Transactions. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Legato and the Company caution that the foregoing list of factors is not exclusive. Legato and the Company caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Legato nor the Company undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy, or exchange or the solicitation of an offer to sell, buy, or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Legato and the Company, Legato will file with the SEC the Registration Statement, which will include the Proxy Statement/Prospectus. Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SOUTHLAND, LEGATO, THE TRANSACTIONS AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Legato and Legato through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC by directing a written request by mail to Legato at 777 Third Avenue, 37th Floor, New York, NY 10017 or by email to ajaffe@crescendopartners.com.

Participants in the Solicitation

Legato, the Company, and certain of their respective directors, executive officers, and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Legato in connection with the transaction, including a description of their respective direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Legato’s directors and executive officers can also be found in Legato’s annual report on Form 10-K for the year ended December 31, 2021. These documents are available free of charge as described above.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination, or (ii) an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Non-GAAP Financial Information

Some of the Company’s financial information and data contained herein and in the exhibits hereto does not conform to SEC Regulation S-X in that it includes certain financial information not derived in accordance with GAAP. Accordingly, such information and data will be adjusted and presented differently in the Registration Statement filed with the SEC. Legato and the Company believe that the presentation of non-GAAP measures provides information that is useful to investors as it indicates more clearly the ability of the Company to meet capital expenditures and working capital requirements and otherwise meet its obligations as they become due and facilitates comparison of the results of its business operations between its current, past, and projected future periods.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1*	Agreement and Plan of Merger, dated as of May 25, 2022, by and among Legato Merger Corp. II, Legato Merger Sub Inc. and Southland Holdings LLC.
10.1*	Form of Company Lock-Up Agreement
10.2*	Form of Support Agreement
99.1	Joint Press Release, dated May 25, 2022.
99.2	Investor Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 25, 2022	LEGATO MERGER CORP. II

	By:	/s/ Gregory Monahan
Gregory Monahan
Chief Executive Officer